HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. PMB 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

May 15, 2007

Ms. Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington D.C., 20549

Re:

J-Kan, Inc.

First Amendment to Registration Statement on Form SB-2

File No. 333-140567

Filed: May 15, 2007

Dear Ms. Wolff:

The response below contains J-Kan, Inc.’s (the Company’s) response to the SEC’s Comment Letter dated March 8, 2007. On behalf of the Company, I am transmitting to the SEC via EDGAR the Company’s First Amendment to Registration Statement on Form SB-2.

Cover Page

1.

Deleted text as requested

2.

Deleted text as requested.

3.

Changed text as follows: “Affiliated and non-affiliated selling security holders must sell their shares at the fixed price of $1.00 per share for the duration of this offering or until we are quoted on the OTCBB or listed on a securities exchange and then they may sell at market prices or in negotiated private transactions ..”

Prospectus Summary , page 1

4.

Added the following to the Summary:

Working Capital	(65,544)	(8,376)
Accumulated Deficit	124,389	184,685

The Corporation, page 1

5.

Added discussion clarifying that J-Kan operates two businesses.

6.

Revised to state are beliefs that J-Kan has a solid reputation and has significant clientele.

Ms. Susan Block

Re:  J-Kan, Inc.

May 15, 2007

7.

Clarified the disclosure to state that a search of “ the business license department in Ft. Smith shows our restaurant as the only licensed barbeque restaurant in Ft. Smith ..”

Risk Factors, page 3

8.

Added a new Risk Factor (16), to address the risk that we may not be able to absorb the costs of being a public company as follows:

(16) The Costs of Operating as a Public Company are High and We May Not be Able to Afford the Cost of Operating as a Public Company.

We have no experience at operating as a public company.  It may be necessary for us to retain outside consultants and other professionals to assist us in meeting the requirements of being a fully reporting company.  These costs may be too great for us to bear.  If we not be able to bear these costs, we will be forced to withdraw the registration of our stock and return to being a private company.  Investors will be at risk to lose all or a part of their investment in the event we are forced to remain private as the market for our stock will be very illiquid.

Our Expansion into New Markets, page 4

9.

Revised Risk Factors (4) and (12) to state “ We currently operate a single restaurant. ”

Determination of Offering Price , page 8

10.

Revised as requested.

Selling Security Holders, page 10

11.

Revised to “ is being used.”

12.

Added the following paragraph, which appears at the top of page 12:

During the last three (3) years, unregistered shares were sold under Section 4(2) of the Securities Act, as amended.  Each selling security holder acquired their shares under a specific stock subscription relying on the exemption provided by Section 4(2) of the Securities Act, as amended.  There are currently 1,686,000 shares issued and outstanding.  Of these, 1,000,000 were issued and outstanding over three (3) years ago.  Of the remaining 686,000 shares, there were 56,000 issued to officers and directors at the par value of $0.01 for services rendered to the company.  The remaining 630,000 shares were sold for cash to friends and family of the officers and directors at $0.01 per share.  The per share purchase price of $0.01 was determined by us without independent valuation of the shares. We established the offering price based on our estimate of capital and expense requirements, not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the shares. The share figures discussed above include retroactive application of the forward stock split that occurred on December 9, 2006.

13.

Paul W. Neel and Eric K. Neel are related to neither the Company nor any of the officers or directors of the Company.  Neither Paul nor Eric directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of the issuer. Thus, no disclosure required.

Ms. Susan Block

Re:  J-Kan, Inc.

May 15, 2007

14.

Added the following footnote, which appears at the bottom of page 10:

1 An “Affiliate” is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of the issuer. 17 C.F.R. § 240.10b-18(a)(2) (2006).

Table 1.0 Selling Security Holders, page 10

15.

Revised the table to reflect the percentage owned after the offering if the individual selling shareholders sells all of the shares he is offering for resale as requested.

Description of Business, page 13

16.

Added the following disclosure regarding Technomic, Inc. in the 2nd full paragraph on page 14:

Technomic, Inc. has a website, www.technomic.com that provides free information and facts related to the food and restaurant industry.  Potential investors may go to this website and research and verify the facts that we have cited here and elsewhere in this prospectus.

17.

Revised the statement as follows:

While our target markets are unlimited, we will initially have crossover customers , customers that change from dining at our present restaurant to dining at the new restaurant, while we develop new customers.

Our Competition, page 14

18.

We added the following disclosure to the end of the paragraph under Our Competition:

We have made no plans to serve alcohol or to open on Sundays; however, we will consider either option in the future if necessary to maintain or increase shareholder value.

Certain Relationships and Related Transactions, page 19

19.

We added significant disclosure to this section as requested.

Management’s Discussion and Analysis, page 19

20.

We added significant disclosure to this section as requested.

Our Business, page 19

21.

The following disclosure was added to the first full paragraph from the bottom of page 20:

Management believes it will spend approximately $150,000 on the following changes and upgrades :

22.

In response to your comment, we added the following statement to the second full paragraph under Our Business on page 21 (and made similar revisions throughout):

While it is our intention to raise funds through a private offering of our stock, there is no certainty that we will be able to raise any funds from such an offering

Ms. Susan Block

Re:  J-Kan, Inc.

May 15, 2007

Results of Operations for the period ended October 31, 2006, page 21

23.

Disclosure was added as requested and appears below the table:

Management believes that the changes in all the line items, except for salaries and legal and accounting expenses are within acceptable deviations.  The increase of over $67,000 in legal and accounting fees is directly related to the cost of this registration statement.  The decrease in salaries is directly attributed to management believing that it should conserve cash during the process of registering the company.

During our over thirty (30) years of operation our menu has remained constant with relatively little change.  This is due to management concentrating its efforts in what it does best, Bar-B-Q.  While there have been changes in our costs of purchases to produce our meals, we have increased our prices in proportion to the increase of our costs.  This has allowed us to remain what we believe is price competitive with the two primary national chains located in our town.  Because of the specialty nature of our menu offering and the fact the national chains do not compete directly with our menu offering we believe that our customers have adapted to our price increases with relative ease.

Results of Operations for the Year ended July 31, 2006 and 2005, page 23

24.

Disclosure was added as requested and appears on page 24 (see response to Comment 23).

25.

Disclosure was added as requested and appears on pages 25 and 26.

Liquidity and Capital Resources, page 24

26.

We added the following disclosure on page 27:

The costs of maintaining a public company are high.  In addition to extra legal and accounting costs, we must provide reports to the Securities and Exchange Commission.  Our present management does not have the experience needed to operate a public company.  Management believes it will have to retain consultants or additional employees to assist with the burden of being a public company.  These extra costs will directly impact our ability to generate profits.  Our present officers and directors are aware that they may have to take smaller salaries to accommodate hiring additional employees or retaining consultants to assist with the requirements of being a fully reporting public company.

27.

References to Regulation D offering deleted here and elsewhere.

Plan of Operation, page 25

28.

Disclosure on page 27 was revised as follows:

Our internal liquidity is provided by our operations. In the event the company needs additional funds prior to our selling shares in a private offering, our President Jerry Neel, Jr. will provide any necessary capital.  We have no agreement in writing with Mr. Neel regarding his advancing funds to the company.  There is no assurance that Mr. Neel will advance funds to the Company when and if they are needed.

The capital resources of the company from a cash perspective are strong as well as the credit of the officers and directors for guaranteeing any loan necessary is extremely strong.  We do not have any specific agreements with our officers and directors regarding their extending their personal credit to guarantee any loans that the Company may seek from lenders. The company has not established any lines of credit with any banks. In the event a supplier or lender requires additional credit to obtain

Ms. Susan Block

Re:  J-Kan, Inc.

May 15, 2007

equipment or other business supplies, our officers and directors are willing to extend their credit to accomplish the purchase.

29.

References to Regulation D offering deleted here and elsewhere.

Internal Control Over Financial Reporting, page 26

30.

Disclosure removed as requested

Interim Financial Statements for the Three Months Ended October 31, 2006

Consolidated Statements of Operations, page F-4

Consolidated Statement of Cash Flows , page F-6

31.

The Statements of Operations and Statement of Cash Flows for the period ended January 31, 2007 include the comparables information for the period ended January 31, 2006.

Note 8 Stock Transactions and Subsequent Events, page F-5

32.

In response to comment 32 and 33, the following disclosure was added to Note 9. Stock Transactions and Subsequent Events:

Also, on October 11, 2006, the Company’s Board of Directors issued 2,800 shares of common stock in exchange for services (56,000 shares post December 9, 2006 20:1 forward stock split) ..

During November 2006, the Company’s Board of Directors authorized the issuance of stock subscriptions for a total of 31,500 shares to be issued at a price of $0.01 per share (630,000 shares post December 9, 2006 20:1 forward stock split).  These stock subscriptions were subject to certain limitations, including but not limited to:

1.

An agreement not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than those included in any registration) without the prior written consent of the Company as the case may be, for such period of time (not to exceed 180 days) from the effective date of any registration as may be requested by the Company and to execute an agreement reflecting the foregoing as may be requested by the Company at the time of any registration of shares.

2.

The certificate or certificates representing the Shares shall bear the following legends (as well as any legends required by applicable state and federal corporate and securities laws):

(a)

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

(b)

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE

Ms. Susan Block

Re:  J-Kan, Inc.

May 15, 2007

TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OFAN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The value of the shares for the October and November 2006 issuances discussed above was determined by the Company without independent valuation of the shares. The Company established the offering price based on its estimate of capital and expense requirements, not based on perceived market value, book value, or other established criteria. The Company did not obtain an independent appraisal opinion on the valuation of the shares.

On December 9, 2006, the Company’s Board of Directors authorized a 20:1 forward split of its common stock resulting in 1,686,000 shares of stock being issued and outstanding as of that date.

The accompanying consolidated financial statements have been adjusted to reflect the effects of the change in par value and the forward stock split.

33.

See response to Comment 32 above.

Other

34.

Revised as requested

Audited Financial Statements for the Year Ended July 31, 2006

Consolidated Balance Sheet, page F-12

35.

The notes to the financial statements was revised to address goodwill as follows:

NOTE 2 : GOODWILL

On November 11, 1998, J-Kan, Inc. purchased 500 shares of the outstanding common stock, with a carrying value of $302,120, from Neel’s Food Service, Inc. for $423,000. As the Company and Neel’s Food Service, Inc. were under common control at the date of the purchase, the common stock acquired was recorded at the carrying value to Neel’s Food Service, Inc.  The difference between the carrying value of the stock and the purchase price was record as goodwill in the amount of $120,880.  At January 31, 2007 and 2006, this amount was included in goodwill on the consolidated balance sheet.

The Financial Accounting Standards Board (FASB) has issued Statement No. 142, “Goodwill and Other Intangible Assets”.  This statement disallows monthly amortization of goodwill and certain other intangible assets.  Under this statement, these assets are to be evaluated annually for a decline in value and, if necessary, written down at that time.

Although the Company has not amortized the recorded goodwill, they have not evaluated the goodwill annually for any potential declines in value.  The effects on the consolidated financial statements of this departure from accounting principles generally accepted in the United States of America have not been determined.

Consolidated Statements of Operations, page F-13

36.

The Financial Statements were revised as requested

37.

The Financial Statements were revised as requested.

Ms. Susan Block

Re:  J-Kan, Inc.

May 15, 2007

Notes to the Audited Financial Statements

General

38.

Disclosure revised as requested.

39.

Disclosure revised as requested.

40.

Disclosure revised as requested.

Note 1. Summary of Significant Accounting Policies, page F-16

Basis of Accounting, page F-16

41.

The MD&A section was in error and has been revised accordingly.  Thus, no changes made to the Financial Statements.

Note 3. Related Party Transactions, page F-17

42.

The MD&A section was in error and has been revised accordingly.  Thus, no changes made to the Financial Statements.

43.

Disclosure revised as requested.

44.

Disclosure revised as requested

Note 5. Long Term Debt, page F-18

45.

Disclosure revised as requested.

Audited Financial Statements for the Year Ended July 31, 2005

Note 5. Long Term Debt, page F-27

46.

Disclosure revised as requested.

Consent of the Independent Registered Public Accounting Firm

47.

Revised as requested.

Part II.  Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-1

48.

Disclosure added as requested.

Item 27. Exhibits, page II-3

49.

Added Exhibit 4, Stockholder Subscription Agreement, and Exhibit 10, Lease.

Ms. Susan Block

Re:  J-Kan, Inc.

May 15, 2007

Legality Opinion

50.

Opinion revised as requested.

51.

Opinion revised as requested.

Other

52.

Financial Statements updated to six months ending January 31, 2007.

53.

Updated consent filed.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

J-Kan, Inc. SB-2/A-1

2.

Exhibit 4: J-Kan, Inc. Stock Subscription Agreement

3.

Exhibit 5.1: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

4.

Exhibit 10: Lease

5.

Exhibit 15: Letter on Unaudited Interim Financial Information.

6.

Exhibit 23.1: Consent of Independent Auditor